UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

RING ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

76680V108

(CUSIP Number)

Simon G. Kukes

575 N. Dairy Ashford

Energy Center II, Suite 210

Houston, Texas 77079

Telephone: (713) 969-5027

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 76680V108	Schedule 13D/A	Page 2 of 8

1	NAME OF REPORTING PERSONS Simon G. Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,507,887 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,507,887 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,507,887 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% of the Issuer’s outstanding Common Stock(1)
14	TYPE OF REPORTING PERSON IN

(1)  Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 9, 2023.

Cusip No. 76680V108	Schedule 13D/A	Page 3 of 8

1	NAME OF REPORTING PERSONS J. Douglas Schick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,500 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *% of the Issuer's outstanding Common Stock (1)
14	TYPE OF REPORTING PERSON IN

* Less than 0.1%.

(1)  Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 9, 2023.

Cusip No. 76680V108	Schedule 13D/A	Page 4 of 8

This Amendment No. 12 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2019, by Simon G. Kukes, Mr. John J. Scelfo (no longer a member of the Reporting Group), Ivar Siem (no longer a member of the Reporting Group), and  J. Douglas Schick, as amended by Amendment No. 1 thereto filed on February 18, 2020 (“Amendment No. 1”), Amendment No. 2 thereto filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 thereto filed on August 12, 2020 (“Amendment No. 3”), Amendment No. 4 thereto filed on November 10, 2020 (“Amendment No. 4”), Amendment No. 5 thereto filed on November 19, 2020 (“Amendment No. 5”), Amendment No. 6 thereto filed on December 2, 2020 (“Amendment No. 6”), Amendment No. 7 thereto filed on December 10, 2020 (“Amendment No. 7”), Amendment No. 8 thereto filed on December 17, 2020 (“Amendment No. 8”), Amendment No. 9 thereto filed on January 28, 2021 (“Amendment No. 9”), Amendment No. 10 thereto filed on April 1, 2021 (“Amendment No. 10”) and Amendment No. 11 thereto filed on September 20, 2021 (“Amendment No. 11”, and the Schedule 13D, as amended to date, the “Schedule 13D”). This Amendment No. 12 is being filed to disclose a reduction in the Reporting Persons’ beneficial ownership of securities of the Issuer. Because the Reporting Persons no longer beneficially own greater than 5% of the Issuer’s outstanding securities, this Amendment No. 12 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;
•	“Issuer” means Ring Energy, Inc.;
•	“Reporting Persons” means Simon G. Kukes and J. Douglas Schick; and
•	“Shares” means the aggregate of 5,515,387 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified as follows:

The Reporting Persons beneficially own an aggregate of 5,515,387 shares of Common Stock (the “Shares”), all of which were purchased by the Reporting Persons in open market transactions, for an aggregate of approximately $17.0 million.

The source of funding for the purchase of the Common Stock held by the Reporting Persons was the personal funds of the respective purchasers.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety by the following:

The Reporting Persons have no present plan to propose transactions which relate to or would result in one or more of the actions specified in clauses (a) through (f) or (j) (as relates to (a) through (f)) of Item 4 of Schedule 13D. The Reporting persons have no present plan to propose any transaction which relates or would result in one or more of the actions specified in clauses (g) through (i) or (j) (as relates to (g) through (i)) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer, including puts or calls, and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise (including, but not limited to, by selling puts or calls); or (iii) engage in any hedging or similar transactions with respect to the Securities (including, but not limited to, by buying or selling puts or calls in the open market).

Cusip No. 76680V108	Schedule 13D/A	Page 5 of 8

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

(a)

After giving effect to the transactions described in Item 5(c) below, and as of the close of business on March 23, 2023, the Reporting Persons together beneficially own in aggregate 5,515,387 shares of Common Stock representing 3.0% of the 180,627,484 shares of the Issuer’s issued and outstanding Common Stock, based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 9, 2023.

(b)

Mr. Kukes has the sole power to vote and dispose of 5,507,887 shares of Common Stock reported in this Schedule 13D beneficially owned by Mr. Kukes; and Mr. Schick has the sole power to vote and dispose of 7,500 shares of Common Stock reported in this Schedule 13D beneficially owned by Schick.

(c)

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All transactions represent the purchases, or sales, as applicable, of Shares or derivative securities (as discussed below) in open market transactions.

Transactions in Common Stock by Simon Kukes

Acquisition or Disposition of Shares	Date of Transaction	Amount of Securities Acquired or (Disposed Of)	Average Price Per Share ($)
Acquisition	1/18/2023	200,800	$2.504
Disposition	2/23/2023	(100,000)	$2.031
Disposition	2/23/2023	(257,809)	$2.03
Disposition	3/14/2023	2,500(1)	$2.50
Disposition	3/15/2023	(292,991)	$1.723

(1) Disposition was in connection with 25 “call” contracts sold by Mr. Kukes which were exercised by the holders on March 13, 2023. Average Price Per Share represents the purchase price after netting the value of the “call” contracts sold.

Cusip No. 76680V108	Schedule 13D/A	Page 6 of 8

Transactions in Call Options by Simon Kukes in the Open Market

Date	Transaction	Strike Price	Expiration Date	Contract Quantity (underlying shares in 100s)	Price per Call
1/18/2023	Purchased Calls	$3.50	3/17/2023	3,000	$0.09
1/20/2023	Previously Sold Calls Expired Unexercised	$4.00	1/20/2023	(20,000)	$0.17*
1/20/2023	Previously Sold Calls Expired Unexercised	$3.00	1/20/2023	(10,000)	$0.25*
1/20/2023	Previously Sold Calls Expired Unexercised	$5.50	1/20/2023	(10,000)	$0.70*
2/22/2023	Sold Previously Purchased Calls	$3.50	3/17/2023	(2,990)	$0.13
2/22/2023	Sold Previously Purchased Calls	$3.50	3/17/2023	(10)	$0.15
3/10/2023	Previously Sold Calls Expired Unexercised	$2.00	3/17/2023	(1,146)	$0.05*
2/17/2023	Bought Calls/Closed Open Position	$2.50	2/17/2023	5,000	$0.25
3/17/2023	Previously Sold Calls Expired Unexercised	$4.00	3/17/2023	(10,000)	$0.30*
3/17/2023	Previously Sold Calls Expired Unexercised	$4.50	3/17/2023	(5,000)	$0.20*
3/17/2023	Previously Sold Calls Expired Unexercised	$2.00	3/17/2023	(2,975)	$0.05*

* Original premium received for sale of call.

(d)

No other person has the right to receive or the power to vote or to direct the vote, or to dispose or direct the disposition, of sale of the securities beneficially owned by the Reporting Persons as described in Item 5(a), above.

(e)

On November 10, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the common stock of the Issuer. Accordingly, this Amendment No. 12 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth or incorporated in Item 3 and Item 5 is incorporated by reference in its entirety into this Item 6.

As described in greater detail above under Item 5(c) (which information is incorporated by reference into this Item 6), Mr. Kukes has sold and purchased certain exchange-traded calls.

The call options do not give any of the Reporting Persons direct or indirect voting, investment or dispositive control over any shares of Common Stock, unless and until exercised by the applicable Reporting Persons of such call options.

Cusip No. 76680V108	Schedule 13D/A	Page 7 of 8

Item 7. Material to be Filed as Exhibits

Item 7 is amended and restated in its entirety by the following:

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Mr. Simon G. Kukes and Mr. J. Douglas Schick dated August 12, 2020 (Incorporated by reference to Exhibit 99.1 to Amendment No. 3 filed on August 12, 2020)
99.2	Press Release dated March 2, 2020 (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 filed on March 2, 2020)
99.3	Press Release dated November 10, 2020 (Incorporated by reference to Exhibit 99.3 to Amendment No. 4 filed on November 10, 2020)
99.4	Press Release dated November 19, 2020 (Incorporated by reference to Exhibit 99.4 to Amendment No. 5 filed on November 19, 2020)
99.5	Press Release dated December 2, 2020 (Incorporated by reference to Exhibit 99.5 to Amendment No. 6 filed on December 2, 2020)
99.6	Press Release dated December 10, 2020 (Incorporated by reference to Exhibit 99.6 to Amendment No. 7 filed on December 2, 2020)
99.7	Press Release dated December 17, 2020 (Incorporated by reference to Exhibit 99.7 to Amendment No. 8 filed on December 17, 2020)
99.8	Press Release dated April 1, 2021 (Incorporated by reference to Exhibit 99.8 to Amendment No. 10 filed on April 1, 2021)

Cusip No. 76680V108	Schedule 13D/A	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2023

/s/ Simon G. Kukes
Simon G. Kukes

Dated: March 24, 2023

/s/ J. Douglas Schick
J. Douglas Schick